SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                             GREY GLOBAL GROUP INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
       Limited Duration Class B Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   39787M 108
                                   39787M 207
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                     (CUSIP Number of Class of Securities)

                            Edward H. Meyer, Trustee
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 March 21, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )

                         (Continued on following pages)

                              (Page 1 of 2 Pages)

                                  SCHEDULE 13D

CUSIP Nos. 39787M 108 (Common Stock)                         Page 2 of 2 Pages
           39787M 207 (Class B Stock)
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(1)   NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Voting Trust established pursuant to a Voting Trust Agreement, dated as of February 24, 1986, as amended and restated
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) ( )
                                                                        (b) (x)
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS
               N/A

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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   ( )
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
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                               (7)      SOLE VOTING POWER
                                        Voting Trust established 1986:
          NUMBER OF                     -----------------------------
           SHARES                            0 shares of Common Stock
        BENEFICIALLY                         0 shares of Class B Stock
          OWNED BY             ------------------------------------------------
            EACH               (8)      SHARED VOTING POWER
          REPORTING                          None
           PERSON              ------------------------------------------------
            WITH               (9)      SOLE DISPOSITIVE POWER
                                             None
                               ------------------------------------------------
                               (10)     SHARED DISPOSITIVE POWER
                                             None
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Voting Trust established 1986:
      -----------------------------
      0 shares of Common Stock
      0 shares of Class B Stock
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ( )

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Voting Trust established 1986:
      -----------------------------
      0% of Common Stock
      0% of Class B Stock
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(14)  TYPE OF REPORTING PERSON
               OO

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 16 hereby amends and supplements the Statement on
Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer, as Trustee, as amended by Amendments No. 1 through 15 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended and restated to read as follows:

         The purpose of this Amendment No. 16 is to report the termination, in accordance with its terms on March 21, 2004, of the Voting Trust established pursuant to the Amended and Restated 1994 Agreement. As a result of such termination, the Voting Trust shall no longer be deemed to beneficially own any Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read as follows:

         (a)-(c) The aggregate number of Shares held by the Voting Trust immediately prior to the termination of the Voting Trust on March 21, 2004 was 103,552 shares of Common Stock (approximately 9.1% of the shares of Common Stock outstanding) and 127,726 shares of Class B Stock (approximately 55.0% of the shares of Class B Stock outstanding), which collectively represented approximately 39.9% of the votes entitled to be cast at a meeting of stockholders of the Company. The percentages reflected in this Item 5 are based on the number of shares of Common Stock and Class B Stock outstanding on March 1, 2004.

         In light of the termination of the Voting Trust, as discussed in Item 4, the Voting Trust may no longer be deemed to beneficially own any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated to read as follows:

         On March 21, 2004, the Voting Trust established pursuant to the Amended and Restated 1994 Agreement terminated in accordance with its terms.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 25, 2004


VOTING TRUST established pursuant to
the Voting Trust Agreement, dated as
of February 24, 1986, as amended and
restated



/s/ Edward H. Meyer
Edward H. Meyer, as Trustee